UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Carisma Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

14216R 101

(CUSIP Number)

Trustees of the University of Pennsylvania

2929 Walnut Street, Suite 300

Philadelphia, PA 19104

(215) 898-1903

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428304307

1	Names of Reporting Persons Trustees of the University of Pennsylvania
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,182,812
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,182,812
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,182,812
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.42%(1)
14	Type of Reporting Person CO

(1)

As more fully described in the responses to Items 3 through 6 of this Schedule 13D, based on approximately 40,254,672 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of March 7, 2023.

Item 1. Security and Issuer.

This Schedule 13D relates to common stock, par value $0.001 (“Common Stock ”) of Carisma Therapeutics, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3675 Market Street, Suite 200, Philadelphia, PA 19104.

Item 2. Identity and Background.

(a) This Statement is filed on behalf of The Trustees of the University of Pennsylvania (the “Reporting Person”).

(b) The Reporting Person is a Pennsylvania non-profit corporation with a business address of 2929 Walnut Street, Suite 300, Philadelphia, PA 19104.

(c) The Reporting Person is a Pennsylvania non-profit corporation that operates a private university, health care system and hospital, and academic research enterprise.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Pennsylvania non-profit corporation.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer is party to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated as of September 20, 2022, as amended by the First Amendment to Agreement and Plan of Merger and Reorganization dated as of December 29, 2022, and as further amended by the Second Merger Agreement Amendment by and among the Issuer, Seahawk Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), and CTx Operations, Inc. (formerly CARISMA Therapeutics Inc.) (“Carisma”). In connection with the closing of the transactions contemplated by the Merger Agreement, which occurred on March 7, 2023 effective at 5:02 p.m. Eastern Time, among other things, Merger Sub merged with and into Carisma, with Carisma continuing as a wholly-owned subsidiary of the Issuer and each then outstanding share of Carisma common stock and Carisma preferred stock converted into the right to receive a number of shares of Common Stock calculated in accordance with the Merger Agreement.

Prior to the closing of the transactions contemplated by the Merger Agreement, Carisma entered into a subscription agreement with certain investors, including the Reporting Person, pursuant to which such investors purchased an aggregate of approximately $30.6 million shares of Carisma common stock (the “Pre-Closing Financing”). In connection with the Pre-Closing Financing, the Reporting Person and the other investors participating in the Pre-Closing Financing, entered into a registration rights agreement to provide for the registration of the resale of the shares of common stock purchased by such investors in connection with the Pre-Closing Financing.

The Reporting Person was a stockholder of Carisma prior to the closing of the transactions contemplated by the Merger Agreement and on March 7, 2023, acquired 2,182,812 shares of Common Stock (the “Securities”) in connection with the transactions contemplated by the Merger Agreement.

The foregoing references to and descriptions of the Merger Agreement and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, attached hereto as Exhibits 1.01-1.03 to include its amendments.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

As described in Item 3 above, the Reporting Person acquired the Securities in connection with the Merger Agreement. The Reporting Person presently considers the Securities as an investment and intends to review its investment on an ongoing basis. Such continuing review may result in the Reporting Person acquiring additional Securities in the open-market or in privately negotiated transactions, maintaining its holdings at current levels or selling all or a portion of holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Person may undertake will be dependent upon, among other things: the availability of shares of Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and Board of Directors of the Issuer; and other future developments. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the Merger Agreement, the Reporting Person beneficially owns 2,182,812 shares of Common Stock. This constitutes 5.42% of the 40,254,672 shares of Common Stock outstanding as of March 7, 2023 immediately following the effective time of the closing of the transactions contemplated by the Merger Agreement, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2023.

(b) The number of shares of Common Stock as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D, and such information is incorporated herein by reference.

(c) Except as described in this Schedule 13D, during the past 60 days the Reporting Person has not effected any transactions in the shares of Common Stock.

(d) Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Support Agreement and Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, (a) certain stockholders of Carisma (solely in their respective capacities as Carisma stockholders) holding approximately 97.83% of the outstanding shares of Carisma capital stock (subject to customary cutbacks in the event of certain triggering events by the Issuer’s board of directors) entered into support agreements with the Issuer and Carisma to vote, among other things, all of their shares of Carisma capital stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby, and against any alternative acquisition proposals (the “Carisma Support Agreements”).

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of the Issuer and Carisma (solely in their respective capacities as stockholders) entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they agreed not to transfer their shares of the Issuer’s common stock issued in connection with the transactions contemplated by the Merger Agreement for the 180-day period following the closing of the Merger.

The preceding summaries of the Carisma Support Agreements and the Lock-Up Agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the form of Carisma Support Agreement and the form of Lock-Up Agreement, attached hereto as Exhibits 1.05 and 1.06, respectively, and incorporated herein by reference.

University of Pennsylvania License Agreement

In November 2017, Carisma entered into a license agreement (as amended, the “Penn License Agreement”) with the Reporting Person, which was amended in February 2018, January 2019, March 2020 and June 2021. Pursuant to the Penn License Agreement, the Reporting Person granted Carisma (1) an exclusive, worldwide license, with specified rights to sublicense, under The Reporting Person’s interest in specified patents related to CAR-M, (2) an exclusive, worldwide license, with specified rights to sublicense, under the Reporting Person’s interest in specified patents related to CAR-M directed to mesothelin, and (3) a nonexclusive, worldwide license under the Reporting Person’s interest in specified know-how related to CAR-M, with limited rights to sublicense only in combination with specified products or patents. These licensed patents and know-how arose primarily from research conducted by Dr. Saar Gill and Dr. Michael Klichinsky at the University of Pennsylvania, co-founders of Carisma. The foregoing licenses are subject to rights retained by the Reporting Person for specified non-commercial uses and rights retained by the United States government. Under the Penn License Agreement, Carisma is obligated to use commercially reasonable efforts to pursue development and commercialization of at least one CAR-M product in oncology and non-oncology fields.

Carisma is responsible for paying the Reporting Person an annual license maintenance fee in the low tens of thousands of dollars, payable until Carisma’s first payment of a royalty. Carisma is required to pay the Reporting Person up to $10.9 million per product in development and regulatory milestone payments, up to $30.0 million per product in commercial milestone payments, and up to an additional $1.7 million in development and regulatory milestone payments for the first CAR-M product directed to mesothelin. While the agreement remains in effect, Carisma is required to pay the Reporting Person low to mid-single digit percentage tiered royalties on annual net sales of licensed products, which may be subject to reductions. The Reporting Person is guaranteed a minimum royalty payment amount in the low hundreds of thousands of dollars for each year after the first commercial sale of a licensed product. Carisma must also pay the Reporting Person a percentage in the mid-single digits to low double digits of certain types of income Carisma receives from sublicensees. In addition, Carisma is required to pay the Reporting Person an annual alliance management fee in the low tens of thousands of dollars, ending after several years, unless Carisma provides funding to the Reporting Person for research and development activities that extend beyond a specified date, in which case Carisma will continue to owe the alliance management fee for each year in which Carisma continues to fund such activities. Carisma also paid the Reporting Person an upfront fee in the low hundreds of thousands of dollars for the license to the patents related to the mesothelin binder that is incorporated into the CAR design for Carisma’s mesothelin product candidate. Carisma is responsible for a pro rata share of costs relating to the prosecution and maintenance of the licensed patents.

The royalty period for each licensed product will expire on a product-by-product basis upon the later of (1) the expiration of the last-to-expire valid patent claim of the licensed patents covering such product in the country of sale or in the country of manufacture, or (2) the expiration of regulatory-based exclusivity for such product in the country of sale. The license agreement remains in effect until the later of (1) expiration or abandonment of the last licensed patent or (2) loss of regulatory exclusivity. Carisma may terminate the agreement for convenience upon thirty days’ prior notice. The Reporting Person may terminate the agreement for Carisma’s material breach, subject to a specified cure period, except for certain breaches for which the Reporting Person may terminate immediately. The Reporting Person may also terminate if Carisma becomes the subject of a specified insolvency event.

The foregoing description of the Penn License Agreement does not purport to be complete and is qualified in its entirety by the full text of the Penn License Agreement, which is filed herewith as Exhibit 1.06 and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

1.01	Agreement and Plan of Merger and Reorganization, dated as of September 20, 2022, by and among Sesen Bio, Inc., Seahawk Merger Sub, Inc. and CARISMA Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 21, 2022).

1.02	First Amendment to Agreement and Plan of Merger and Reorganization, dated as of December 29, 2022, by and among Sesen Bio, Inc., Seahawk Merger Sub, Inc., and CARISMA Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2022).

1.03	Second Amendment to Agreement and Plan of Merger and Reorganization, dated as of February 13, 2023, by and among Sesen Bio, Inc., Seahawk Merger Sub, Inc., and CARISMA Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2023).

1.04	Form of Company Stockholder Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 21, 2022).

1.05	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 21, 2022).

1.06	License Agreement, dated as of November 10, 2017, by and between Carisma and the Trustees of the University of Pennsylvania, as amended (incorporated by reference to Exhibit 10.33 to the Issuer’s Registration Statement on Form S-4 (File No. 333-267891), filed on October 14, 2022).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2023

THE TRUSTEES OF THE UNIVERSITY OF PENNSYLVANIA

By:	/s/ Margaret Heer
Name:	Margaret Heer
Title:	Associate Treasurer